OMS Energy Technologies Inc.

10 Gul Circle
Singapore 629566

March 26, 2025

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

Washington, DC 20549

Attn: Inessa Kessman, Robert Littlepage, Aliya Ishmukhamedova and Mitchell Austin

Re:	OMS Energy Technologies Inc. Amendment No. 7 to Registration Statement on Form F-1 Filed March 20, 2025 File No. 333-282986

Dear Sir or Madam,

This letter is in response to your letter on March 25, 2025, in which you provided comments to the Amendment No. 7 to Registration Statement on Form F-1 (the “Registration Statement”) of OMS Energy Technologies Inc. (the “Company”) filed with the U.S. Securities and Exchange Commission on March 20, 2025. On the date hereof, the Company has filed an amendment to the Registration Statement (“F-1/A8”). We set forth below in bold the comments in your letter relating to the Registration Statement followed by our responses to the comments.

Amendment No. 7 to Registration Statement on Form F-1

Unaudited Pro Forma Consolidated Statement of Operation For the Year ended March 31, 2024, page 53

1.

Please quantitatively disclose how you calculated your pro forma cost of revenue adjustment of $877 thousands. Disclose new basis of assets and their useful lives.

RESPONSE: We respectfully advise the staff that we have updated the disclosure at page 53, F-29 and F-68 of the F-1/A8. We provide the following clarification regarding our pro forma cost of revenue adjustment of $877,000, which, as explained in our prior response to Question 2 of our response letter dated March 20, 2025, was calculated as follows:

“Assuming the MBO occurred on April 1, 2023 using the new basis of accounting, the pro forma full-year additional depreciation recognized under cost of revenue was $3.8 million. From here, if we deduct the revised additional depreciation recognized for the audited period June 16, 2023 through March 31, 2024 (Successor), which was $2.9 million, we arrive at the pro forma adjustment of approximately $0.9 million.”

This adjustment reflects the additional depreciation expense that would have been recognized under the new basis of accounting if the MBO had occurred at the beginning of the fiscal year on April 1, 2023.

As disclosed in Note 3 of the Consolidated Financial Statements on page F-29, at the acquisition date, the fair value of Property, Plant and Equipment was $33.4 million, which has been treated as the carrying value post-MBO. This amount represents an excess of approximately $18.8 million over the historical net book value immediately prior to the acquisition date.

Asset Class	Fair Value as of June 16, 2023 (US$’000)	Net Book Value as of June 15, 2023 (US$’000)	Excess Value (US$’000)	Additional Depreciation (pro forma adj) (Apr 1, 2023 –Jun 15, 2023) (US$’000)
Land and buildings	20,740	10,760	9,980	98
Computer and office equipment	461	293	168	-	*
Motor vehicles	255	160	95	-	*
Plant and machinery	11,944	3,269	8,675	779
Total	33,400	14,482	18,819	877

* Amount is immaterial

As previously discussed in our response to Question 3 of our response letter dated March 20, 2025, management recognized the full amount of fair value step-up into depreciation expenses directly for certain Property, Plant and Equipment, which led to an overstatement of depreciation expense for the Successor period from June 16, 2023 through March 31, 2024. Following a reassessment, and to ensure accuracy and compliance with IFRS, we have revised our consolidated financial statements to reflect depreciation expense based on a more appropriate remaining useful lives of the revalued assets. Specifically, for land and buildings, the revised useful lives are based on the remaining lease terms (i.e. 20 to 60 years); and for plant and machinery, we applied a further useful lives of up until 60 months, depending on the original purchase date and current operating condition of the assets.

Consolidated Financial Statements

Business Combination, page F-70

2.	We refer to the disclosure on pages F-29 and F-69 to F-71. Please explain why the correction of the error resulted in less depreciation expense from June 16, 2023 to September 30, 2023 of $3.9 million and less depreciation expense from June 16, 2023 to March 31, 2024 of $4.1 million, while resulting in more depreciation expense $0.3 million for the six months ended 9/30/24. Explain the error in detail and how it was corrected. Explain how useful lives have changed for your assets.

RESPONSE: We respectfully advise the staff and provide the following explanation regarding the correction of the depreciation error and the related variances in depreciation expense across the reporting periods.

As part of our fair value allocation under IFRS 3 at the time of the business combination, we recognized an increase in the carrying value of Property, Plant, and Equipment (PPE) of approximately $18.8 million over the Predecessor’s historical net book value, as disclosed earlier in the above Comment No. 1.

In preparing the consolidated financial statements for the Successor period (since June 16, 2023), the initial allocation of the fair value excess was made across various asset classes. However, in our initial assessment, the fair value excess of certain land and building as well as plant and machinery which had been fully depreciated at the acquisition date were recognized as the depreciation expenses immediately after MBO without having considered their actual condition, purchase date, or expected remaining economic benefit. This was based on a more conservative approach to avoid overstating net profit in the first year post-MBO.

However, this resulted in accelerated depreciation that disproportionately impacted the financial results of the Successor period from June 16, 2023, particularly in the six months ended September 30, 2023. This was subsequently determined to be an error, as certain Property, Plant and Equipment were not depreciated based on the new remaining useful lives as assessed upon the completion of MBO.

The correction was applied retrospectively from the MBO date (June 16, 2023) and more appropriately reflects the expected future usage of the assets. For land and buildings, the useful lives were aligned with remaining lease terms, ranging from 20 to 60 years, whereas for plant and machinery, this was adjusted for further useful lives of up until 60 months, depending on the condition of the asset. This correction ensures a better matching of depreciation expense with the actual consumption of economic benefit, in full compliance with IFRS.

Reporting Period	Impact of Correction on Depreciation Expense
June 16, 2023 – September 30, 2023	Decrease of $3.9 million (due to overstatement in original filing)
June 16, 2023 – March 31, 2024	Decrease of $4.1 million (cumulative overstatement reversed)
April 1, 2024 – September 30, 2024	Increase of $0.3 million

The $0.3 million increase in depreciation expense for the six months ended September 30, 2024, reflects the correctly allocated depreciation under the revised, longer useful life, compared to the originally understated depreciation for that period in the previous filing. Under the earlier approach, some of the revalued assets were fully depreciated during the Successor period from June 16, 2023 to September 30, 2023 and from June 16, 2023 to March 31, 2024 due to the application of an accelerated, conservative depreciation schedule, which also resulted in a lower depreciation being recorded for the six months period ended September 30, 2024.

In contrast, the revised approach, which is based on more appropriate and supportable useful lives, resulted in the depreciation being extended across a longer timeframe, and therefore a modest increase in depreciation expense for the six months period ended September 30, 2024 and subsequent periods.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Sincerely,

/s/ How Meng Hock
Chief Executive Officer

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